SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Chequemate International, Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   164126 10 4
                                   -----------
                                 (CUSIP Number)

                            Blaine and Elaine Harris
                              1222 East 2100 South
                               Bountiful, UT 84010
                                 (801) 322-1111
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 9, 1999
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No.  164126 10 4

 ...............................................................................
         1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            Blaine Harris
 ...............................................................................
         2) Check the Appropriate Box if a Member of a Group *

                  (a)  [ ]
                  (b)  [x]
 ................................................................................
         3) SEC Use Only

 ................................................................................
         4) Source of Funds (See Instructions)

             NA
 ...............................................................................
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            NA
 ................................................................................

         6) Citizenship or Place of Organization

             Utah
 ................................................................................

Number of Shares                    (7) Sole Voting Power              127,248
Beneficially Owned                  .......................................... .
by Each Reporting                   (8) Shared Voting Power          2,052,500
Person With                         ............................................
                                    (9) Sole Dispositive Power         127,248
                                    .......................................  ...
                                    (10) Shared Dispositive Power    2,052,500
 ...................................  ...........................................
         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,179,748
 .....................................................  .........................

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares * NA
 ................................................................................

         13) Percent of Class Represented by Amount in Row (11)

                  9.8%
 ................................................................................
         14) Type of Reporting Person (See Instructions) *

                  IN
 ................................................................................

                                       13D

CUSIP No.  164126 10 4

 ................................................................................
         1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            Elaine Harris
 ................................................................................
         2) Check the Appropriate Box if a Member of a Group *

                  (a)  [  ]
                  (b)  [x]
 ................................................................................
         3) SEC Use Only

 ...............................................................................
         4) Source of Funds (See Instructions)

             NA
 ................................................................................
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            NA
 ................................................................................

         6) Citizenship or Place of Organization

             Utah
 ................................................................................

Number of Shares                    (7) Sole Voting Power                    0
Beneficially Owned                   ...........................................
by Each Reporting                   (8) Shared Voting Power          2,179,748
Person With                         ............................................
                                    (9) Sole Dispositive Power               0
                                    ............................................
                                    (10) Shared Dispositive Power    2,179,748
 ................................................................................
         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,179,748
 ................................................................................

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares * NA
 ................................................................................

         13) Percent of Class Represented by Amount in Row (11)

                  9.8%
 ................................................................................
         14) Type of Reporting Person (See Instructions) *

                  IN
 ................................................................................

                                       13D


CUSIP No.  164126 10 4

 ................................................................................
         1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            BMCT Ltd., a Utah limited partnership
 ................................................................................
         2) Check the Appropriate Box if a Member of a Group *

                  (a)  [ ]
                  (b)  [x]
 ................................................................................
         3) SEC Use Only

 ................................................................................
         4) Source of Funds (See Instructions)

             NA
 ................................................................................
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            NA
 ................................................................................

         6) Citizenship or Place of Organization

             Utah
 ................................................................................

Number of Shares                    (7) Sole Voting Power                    0
Beneficially Owned                  ............................................
by Each Reporting                   (8) Shared Voting Power          2,052,500
Person With                         ............................................
                                    (9) Sole Dispositive Power               0
                                    ............................................
                                    (10) Shared Dispositive Power      2,052,500
 ................................................................................
         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,052,500
 ................................................................................

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares * NA
 ................................................................................

         13) Percent of Class Represented by Amount in Row (11)

                  9.3%
 ................................................................................
         14) Type of Reporting Person (See Instructions) *

                  CO

 ................................................................................

ITEM 1.  SECURITY AND ISSUER

                  Common Stock

                  Chequemate International, Inc.
                  DBA C-3D Digital, Inc
                  57 West 200 South, Suite 350
                  Salt Lake City, UT 84101

ITEM 2.  IDENTITY AND BACKGROUND
         (a, b & c)
Blaine Harris                             BMCT, Ltd., a Utah limited partnership
Business Address:                         Business Address:
57 West 200 South, Suite 350              1222 East 2100 South
Salt Lake City, UT 84101                  Bountiful, UT 84010

Chairman of the Issuer,                   Elaine Harris
Chequemate International, Inc.            General Partner of BMCT, Ltd.
DBA C-3D Digital, Inc.; and               1222 East 2100 South
General Partner of BMCT, Ltd.             Bountiful, UT 84010


         (d) During the last five years, neither Blaine Harris nor Elaine Harris have been convicted in any criminal proceedings.

         (e) During the last five years, neither Blaine Harris nor Elaine Harris were parties to a civil proceeding, as referred to in paragraph (e) of Item 2 of
Schedule 13D.

         (f) Blaine Harris and Elaine Harris are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

                  Chequemate International, Inc. DBA C-3D Digital, Inc.("C-3D") became a reporting company under Section 12(b) of the Securities Exchange Act of 1934 on June 9, 1999. Blaine Harris has been a beneficial owner of more than 5% of the stock of the issuer since the time of the merger of Chequemate International, Inc. with AC&T, Inc., a public company. Blaine Harris and Elaine Harris are the sole general partners of BMCT, Ltd., a limited partnership, which owns 2,052,500 shares of the total shares included in this report.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  The aggregate number and percentage of the class of securities of the registrant identified pursuant to Item 1 as beneficially owned by Blaine Harris is 2,179,748 aggregate shares (including 49,000 shares subject to options granted under the Company's Stock Option and Incentive Plan). Elaine Harris is deemed to be the beneficial owner of the 2,052,500 shares owned by BMCT, Ltd. and of the 179,248 shares owned by her husband, Blaine Harris. The aggregate number of 2,179,748 shares includes the 2,052,500 shares owned by BMCT, Ltd. The aggregate of the Blaine Harris, Elaine Harris and BMCT, Ltd. shares represents 9.8% of the common outstanding stock of C-3D.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships, legal or otherwise, with relation to the transfer or voting of any of the securities of the registrant reported herein, except for the terms of the C-3D Stock Option and Incentive Plan. Pursuant to such plan, Blaine Harris may exercise stock options for 49,000 shares of common stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The  following   materials  are  filed  as  Exhibits  and  are
incorporated herein by this reference: Exhibit A; agreement to file joint report.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6-23-1999                                           6-23-1999
---------------------                               ------------------------
(Date)                                              (Date)
/s/ Blaine Harris                                   /s/ Elaine Harris
---------------------                               ------------------------
(Signature)                                         (Signature)

Blaine Harris                                       Elaine Harris
---------------------                               ------------------------
(Name/Title)                                        (Name/Title)

6-23-1999
---------------------
(Date)

BMCT, Ltd.
By /s/ Blaine Harris
  -------------------

Blaine Harris, General Partner
------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal
violations (See 18 U.S.C. 1001)                              Schedule13DBH.491GG

                                    Exhibit A





         Blaine   Harris,   Elaine  Harris  and  BMCT,   Ltd.,  a  Utah  limited
partnership, hereby agree to jointly file a Schedule 13D report to satisfy the requirement of Section 13 of the Securities Exchange Act of 1934.

6-23-1999                                            6-23-1999
---------------------                                -----------------------
(Date)                                               (Date)

/s/ Blaine Harris                                    /s/ Elaine Harris
---------------------                                -----------------------
(Signature)                                          (Signature)

Blaine Harris                                        Elaine Harris
---------------------                                -----------------------
(Name/Title)                                         (Name/Title)


6-23-1999
---------------------
(Date)

BMCT, Ltd.
By /s/ Blaine Harris
  -------------------

Blaine Harris, General Partner
------------------------------